Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

Employee Questions & Answers

March 13, 2015

The following Questions and Answers (Q&A) provide information related to the Harris acquisition announcement. While we are committed to keeping Exelis employees informed, securities laws and the rules of the Securities and Exchange Commission (SEC) strictly regulate communications about transactions of this nature, including communications to you as our employees and potential shareholders. Due to these regulations, answers to employee questions must be provided through the Employee Q&A on our transition website, https://one.exelisinc.com/transition, and though public filings with the SEC, which will be accessible via hyperlink from the transition website, as well.

General

1. Why is Exelis being acquired by Harris?

The two companies complement each other in numerous ways and – together – the world-class workforces of Harris and Exelis can provide enhanced value for our customers and shareholders, and exciting opportunities for our employees.

The primary strategic rationale is the creation of a world-leading networks and C4ISR company, totaling over $8B in revenue, with highly complementary and leading positions in tactical communications and soldier systems, mission-critical network design and operation, ISR and data analytics, and electronic warfare and mission electronics. We expect to see significant cost synergies from the combined entity, which will drive increased competitiveness, profitability and value to customers. The newly-combined cadre of 23,000 employees will improve value to customers through greater innovation, performance and affordability.

2. Do Exelis and Harris have complementary company values?

Yes, Exelis’ values of Respect, Responsibility, and Integrity align with Harris’ core values of: Integrity – in our words and actions; Excellence – in everything we do; Customers – exceeding expectations; Results – focused on driving business growth, shareholder returns and rewarding performance; Innovation – demonstrating initiative and creative thinking; and Inclusion – embracing diverse ideas and talent.

3. Where can I get updates about the acquisition?

Exelis is committed to communicating with you frequently and timely throughout the transaction and subsequent transition. In this Q&A, we’ve provided you with information on pertinent topics based on what we know today. We will continue to update you throughout this process through ongoing communications. We’ve setup a page on One.Exelis where resources and information will be available to all employees. You can find that at: https://one.exelisinc.com/transition.

4. Will this transaction make us more competitive?

Yes, the acquisition is attractive to both Exelis and Harris because it will position us to deliver broader and more valuable solutions to our customers.

5. What will happen to the Exelis name, and its subsidiary brands?

The combined company will be named Harris Corporation. That being said, we have a number of strong and well-respected legacy brands. Some of these brands will continue to be used for our product and service offerings.

6. If someone from the media approaches me with questions on the acquisition, what should I do?

If reporters, editors, commentators or other members of the media contact you about this announcement, per Exelis policy, you should not comment. Instead, please refer all media inquiries to David Albritton, Exelis Vice President & Chief Communications Officer, david.albritton@exelisinc.com.

7. What can I say to friends, colleagues and family about the acquisition?

You may speak openly about the transaction and the information you’ve been provided as long as it is in the public domain. Some employees may be privy to inside information and in which case they need to keep that information confidential, as always

8. I’ve seen press releases from various law firms announcing that they have filed law suits or are “investigating” the Exelis/Harris agreement? Should I be concerned? Is there some indication of wrongdoing?

When public companies like Harris and Exelis announce mergers, acquisitions, or other transactions, plaintiffs’ attorneys regularly issue news releases that, at base, attempt to solicit shareholders to file litigation. Such litigation typically challenges the deal’s terms, including price, the process by which those terms were reached, or disclosures related to the deal. The agreement reached between Harris and Exelis was extensively negotiated by both parties and was approved unanimously by the Boards of Directors of both companies. We believe the agreement will benefit our employees, customers, and shareholders, and we intend to vigorously defend any litigation brought against the company.

9. Are we permitted to speak with Harris employees about the acquisition?

There are multiple requirements that govern the actions of employees from companies that are in the process of going through regulatory approval for a pending acquisition. At this time, it is best to avoid conversations with Harris employees outside the normal course of business. It is important that we remain compliant with all regulations which prohibit Harris and Exelis as acting as a single entity prior to regulatory approval.

Employment/Career Opportunities

1. Should I be doing anything differently with my current job?

At this time, it’s business as usual. Given the timeline for completion of this transaction and the work that will be involved with the transition, it is anticipated that there will be little change in 2015. We appreciate in advance your continued commitment to serving our customers with the highest possible standards.

2. Am I eligible to apply for other positions in Exelis and Harris?

Prior to the completion of the transaction you may continue to apply for open positions and internal moves within Exelis. After the transaction is complete if you would like to be considered for open roles across Harris, you will be able to apply for available positions on Harris’ external job board: http://harris.com/careers. If applying through this channel, please inform your supervisor and human resource representative so that you will be identified and treated as an internal candidate. Harris does have an internal job posting system which will be available to employees in 2016.

3. Will Harris recognize my years of Exelis service post-close?

Harris plans to recognize all “years of service” that Exelis recognizes today, based on its own service recognition rules, for eligibility and vesting purposes in Harris’s employee benefit plans. In other words, should Exelis recognize that you have 14 years of service under its service recognition rules, Harris will recognize the same 14 years as “Harris service.”

4. If I worked for Harris previously, will Harris bridge my service?

The decision to bridge service for employees who previously worked for Harris will be determined and communicated by Harris.

5. Will Harris close any of the current Exelis office locations?

Decisions around office closures or consolidations will be made by Harris after the transaction is complete. Exelis/Harris will work closely with impacted employees to keep them informed.

6. Is this a TUPE event for UK employees?

No, due to the structure of the transaction, this is not a TUPE event for UK employees.

Pay, PTO, Pension and Benefits

1. Are there any anticipated changes to the Salaried Retirement Plan, including benefit rules and the scheduled sunset date of December 31, 2016?

No. Harris has agreed to maintain the current SRP through its scheduled sunset date of December 31, 2016.

2. I am expecting a payout for unused 2014 Paid Time Off (PTO). Will this be impacted?

Your 2014 PTO payout amount will not be impacted; however in light of the acquisition announcement the payout date has been moved to April 2015.

3. Why was 2014 PTO payout moved to April? What were the business reasons behind this change?

While Exelis anticipated paying PTO in February, the business needs of the company have made it necessary for us to move the payout to April 2015. Please be assured all individuals eligible for PTO payout will receive their money.

4. Will my benefits be impacted by the acquisition?

Between now and formal closing of the acquisition, it’s business as usual and your pay and benefit programs will continue as currently planned and will not be impacted by this transaction.

At this time no action is required by you related to your benefits and it is anticipated that Exelis employees will remain in their current plans through year end. Harris provides benefits similar to what Exelis offers, including 401(k) savings, health, prescription, dental, employee life, spousal life, dependent life, travel accident and accidental death and dismemberment insurance coverage programs, short- and long-term disability, employee assistance, work-life planning, a suite of voluntary benefits, and annual holiday and vacation eligibility. Additional information regarding the benefits transition process will be communicated closer to the completion of the transaction.

5. Will 2015 Exelis merit increases and compensation programs be impacted?

2015 merit and compensation programs will continue as currently planned and will not be impacted by the transition. As in past years, you will receive communication on your compensation program at the appropriate time.

6. Will the holiday schedule change? Will unused PTO/floating holidays be honored following the completion of the transaction?

Between now and formal closing of the acquisition, it’s business as usual and policies around holidays and PTO will continue as currently planned and will not be impacted by this transaction.

Additional information regarding the benefits transition process will be communicated closer to the completion of the transaction.

7. Will union contracts and benefits change?

Harris will honor all collective bargained agreements in place at the time of the acquisition. Any future changes will be subject to the collectively bargained process.

8. Will the acquisition impact the Exelis Salaried Retirement Plan (Pension) or retiree medical programs?

Harris will assume ownership of both the Exelis Salaried Retirement Plan, currently scheduled to sunset 12/31/2016, and retiree medical programs when the merger is complete. At this time there are no changes contemplated to the decisions already-made and communicated regarding the Pension Plan. You will hear directly from Harris should any additional changes be made to this plan.

9. Can I continue to participate in my tuition reimbursement program?

Commitments under Exelis-sponsored tuition reimbursement programs, policies and processes will continue to be honored “as-is” according to the terms of those programs, policies and processes until further notice.

10. Should I proceed with my Exelis performance review — Partnership for Performance (PfP)?

Yes, you should continue the PfP process for 2015 by reporting on 2014 goals in myHR and completing your 2015 PfP and goals in Workday. You will have an opportunity to update goals in the mid-year interim review.

Transition Activities

1. What will be the timeline and activities involved in the transition to Harris?

While Harris has announced the signing of a definitive agreement to acquire Exelis in a cash-and-stock transaction, the transaction is still subject to regulatory approvals, customary closing conditions and approval by Exelis shareholders. All of that work will take place over the coming months and we expect the acquisition to close in mid-2015.

Over the coming weeks and months, transition teams will be formed. Employees who work in staff functions and business management roles may be asked meet multiple objectives in the spirit of meeting current business requirements and supporting acquisition-related activities.

2. How do I handle situations prior to the completion of the acquisition where Exelis and Harris partner?

If a partnership already exists, you should proceed with business as usual.

3. How do I handle situations prior to the completion of the acquisition where Exelis and Harris compete?

Exelis and Harris will remain two separate companies until the transaction formally closes. Therefore you should proceed with business as usual. Further information and instructions will be forthcoming regarding this question.

4. Will Harris transition Exelis to its financial, HR, etc. systems/tools once the transaction is complete? If so, will training be provided?

Transition planning will begin shortly under the direction of Exelis Headquarters. Until closing, however, employees should continue “business as usual,” and any future transition in work tools or systems will be communicated directly when appropriate.

Please remember that if reporters, editors, commentators or other members of the media contact you about this announcement, per Exelis policy, you should refer those inquiries to David Albritton, Exelis’ Vice President & Chief Communications Officer, david.albritton@exelisinc.com.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis Inc. and Harris Corporation, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’ and Harris’ respective reports filed with the SEC, including Exelis’ annual report on Form 10-K for the year ended December 31, 2014, and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Harris has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-202539) containing a preliminary proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF EXELIS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, Exelis’ and Harris’ respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.